Exhibit 4.01

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934

Loews Corporation has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock, par value $0.01 per share.

Description of Common Stock

The following description of certain rights of our common stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and our by-laws and the applicable provisions of the Delaware General Corporation Law.

Voting Rights. Holders of our common stock are entitled to one vote for each share of common stock they hold on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of our preferred stock or any other class of our common stock hereafter created, the holders of our common stock possess all voting power of our capital stock.

Elections of directors are decided by a majority of the votes cast by holders of capital stock entitled to vote thereon in person or by proxy at a meeting, so long as a quorum is present, except that (i) contested elections of directors are decided by a plurality of votes cast by holders of shares of capital stock entitled to vote thereon, and (ii) newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board of directors for any reason may be filled by vote of a majority of the directors then in office, although less than a quorum, at any meeting of the board of directors, or may be elected by a plurality of the votes cast by the holders of shares of capital stock entitled to vote in the election at a special meeting of the shareholders called for that purpose. Except as provided by the Delaware General Corporation Law, all other matters to be voted upon by shareholders are decided by a majority of the votes cast by holders of shares of our capital stock entitled to vote thereon in person or by proxy at a meeting, so long as a quorum is present.

Dividends and Liquidation Rights. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors hereafter, the holders of common stock are entitled to such dividends as may be declared from time to time by our board of directors from funds available therefor, and, upon liquidation, holders of our common stock will share ratably in the funds remaining for distribution to our common shareholders.

Miscellaneous. The outstanding shares of common stock are fully paid and nonassessable. The common stock has no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable thereto.

The common stock is listed for trading on the New York Stock Exchange under the ticker symbol “L.”

The transfer agent and registrar for the common stock is Computershare, P.O. Box 50500, Louisville, KY 40233-5000 (telephone: (800) 358-9151).

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